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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-8F

APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES.

I.   GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

         [X]  MERGER

         [ ]  LIQUIDATION

         [ ]  ABANDONMENT OF REGISTRATION
         Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

         [ ]  Election of status as a BUSINESS DEVELOPMENT COMPANY
         (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.   Name of fund: DAVIS INTERMEDIATE INVESTMENT GRADE BOND FUND, INC.

3.   Securities and Exchange Commission File No.: 811-3007

4.   Is this an initial Form N-8F or an amendment to a previously filed Form
     N-8F?

     [X]  Initial Application                [ ]  Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

     2949 EAST ELVIRA ROAD, SUITE 101, TUCSON, ARIZONA 85706

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

     THOMAS TAYS, DAVIS SELECTED ADVISERS, L.P. 2949 EAST ELVIRA ROAD, SUITE 101, TUCSON, ARIZONA 85706, (520)434-3771

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

     DAVIS SELECTED ADVISERS, L.P. 2949 EAST ELVIRA ROAD, SUITE 101, TUCSON, ARIZONA 85706, (520)434-3771

NOTE ONCE DEREGISTERED, A FUND IS STILL REQUIRED TO MAINTAIN AND PRESERVE THE RECORDS DESCRIBED IN RULES 31A-1 AND 31A-2 FOR THE PERIODS SPECIFIED IN THOSE RULES.

8.   Classification of fund (check only one):

     [X]  Management company;


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     [ ]  Unit investment trust; or

     [ ]  Face-amount certificate company.

9.   Subclassification if the fund is a management company (check only one):

     [X]  Open-end                  [ ]   Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

     MARYLAND

11 Provide the name and address of each investment adviser of the fund (including subadvisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

     DAVIS SELECTED ADVISERS, L.P. 2949 EAST ELVIRA ROAD, SUITE 101, TUCSON, ARIZONA 85706

     DAVIS SELECTED ADVISERS-NY, INC. 609 FIFTH AVENUE, NEW YORK, NY 10017

     STAMPER CAPITAL & INVESTMENTS, INC.1011-A 41ST AVENUE, SANTA CRUZ, CA 95062

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

     DAVIS DISTRIBUTORS, LLC, 2949 EAST ELVIRA ROAD, SUITE 101, TUCSON, AZ 85706

     DAVIS SELECTED ADVISERS, L.P. 2949 EAST ELVIRA ROAD, SUITE 101, TUCSON, ARIZONA 85706

13.  If the fund is a unit investment trust ("UIT") provide:

     NOT APPLICABLE

     (a) Depositor's name(s) and address(es):

     (b) Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

     [ ] Yes            [X] No

     If Yes, for each UIT state:
             Name(s):

             File No.:  811-___________

             Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

     [X] Yes           [ ] No


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     If Yes, state the date on which the board vote took place:

     ON DECEMBER 7, 1999, THE BOARD OF TRUSTEES OF APPLICANT APPROVED A PLAN OF REORGANIZATION.

     If No, explain:

     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

     [X] Yes           [ ] No

     If Yes, state the date on which the shareholder vote took place:

     ON MARCH 17, 2000, THE SHAREHOLDERS OF THE APPLICANT APPROVED THE PLAN OF REORGANIZATION.

     If No, explain:

II.  DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

     [X] Yes           [ ] No

     (a) If Yes, list the date(s) on which the fund made those distributions:

     MARCH 17, 2000

     (b) Were the distributions made on the basis of net assets?

     [X] Yes [ ] No

     (c) Were the distributions made pro rata based on share ownership?

     [X] Yes           [ ] No

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

     THE EXCHANGE RATIO WAS (DAVIS FUND SHARES  TO EVERGREEN FUND SHARES):
     CLASS A SHARES    1:0.428044
     CLASS B SHARES    1:0.424600
     CLASS C SHARES    1:0.427504
     CLASS Y SHARES    1:0.430047

     CALCULATED BASED UPON RELATIVE NET ASSET VALUE PER SHARE

(e)  Liquidations only:
     Were any distributions to shareholders made in kind?

     [ ] Yes            [ ] No

     If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.  Closed-end funds only:


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     Has the fund issued senior securities?

     [ ] Yes           [ ] No

     If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.  Has the fund distributed all of its assets to the fund's shareholders?

     [X] Yes           [ ] No

     If No,

     (a) How many shareholders does the fund have as of the date this form is filed?

     (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

     NO

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

     [ ] Yes          [X] No

     If Yes,

     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

     (b) Why has the fund retained the remaining assets?

     (c) Will the remaining assets be invested in securities?

     [ ] Yes            [ ] No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

     [ ] Yes            [X] No

     If Yes,

     (a) Describe the type and amount of each debt or other liability:

     (b) How does the fund intend to pay these outstanding debts or other liabilities?


IV.  INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.  (a) List the expenses incurred in connection with the Merger or
     Liquidation:

     (i) Legal expenses:

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               $32,500

     (ii) Accounting expenses:

               $10,000.

     (iii) Other expenses (list and identify separately):

               PRINTING - $9,400
               MAILING - $7,300
               PROXY SOLICITATION - $8,800
               TRANFER AGENT RE-REGISTRATION - $13,800

     (iv) Total expenses (sum of lines (i)-(iii) above):

               $81,800


     (b) How were those expenses allocated?

     THE EXPENSES INCURRED IN THE REORGANIZATION WERE BORNE BY THE ADVISERS OF THE REGISTRANT AND THE AQUIRING FUND, DAVIS SELECTED ADVISERS, INC. AND EVERGREEN INVESTMENT MANAGEMENT COMPANY, PUSUANT TO A WRITTEN AGREEMENT.

     (c) Who paid those expenses?


     THE EXPENSES INCURRED IN THE REORGANIZATION WERE BORNE BY THE ADVISERS OF THE REGISTRANT AND THE AQUIRING FUND, DAVIS SELECTED ADVISERS, INC. AND EVERGREEN INVESTMENT MANAGEMENT COMPANY, PUSUANT TO A WRITTEN AGREEMENT.


     (d) How did the fund pay for unamortized expenses (if any)?

     NONE.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidations?

     [ ] Yes            [X] No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.   CONCLUSION OF FUND BUSINESS

24.  Is the fund a party to any litigation or administrative proceeding?

     [ ] Yes            [X] No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:






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25.  Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

     [ ] Yes            [X] No

     If Yes, describe the nature and extent of those activities:

VI.  MERGERS ONLY

26.  (a) State the name of the fund surviving the Merger:

     EVERGREEN INTERMEDIATE TERM BOND FUND, A SERIES EVERGREEN FIXED INCOME
TRUST.


     (b) State the Investment Company Act file number of the fund surviving the
     Merger:

     FILE NO.:  811-07246

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

     FILE NUMBER:  333-93287
     FORM TYPE:  N-14A
     DATE FILED:  DECEMBER 21, 1999

     (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.


                                  VERIFICATION

     The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of DAVIS INTERMEDIATE INVESTMENT GRADE BOND FUND, INC. (ii) he or she is the VICE PRESIDENT of DAVIS INTERMEDIATE INVESTMENT GRADE BOND FUND, INC. and (iii) all actions by shareholders, trustees, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information and belief.


              (Signature)


              /s/THOMAS TAYS
              ---------------------------
                   THOMAS TAYS
              VICE PRESIDENT AND SECRETARY